NightRide Thermal, Inc.

ANNUAL REPORT

1801 Dorchester Road #3i
Brooklyn, NY 11226
(917) 331-6245
https://getnightride.com/

This Annual Report is dated March 29, 2026.

BUSINESS

Overview

NightRide Thermal, Inc. ("NightRide" or the "Company") manufactures and sells vehicle-mounted thermal cameras for primarily professional and commercial use. NightRide cameras offer high-resolution thermal imaging purpose-built for vehicle mounting. The NightRide technology enables reliable vision and identification of objects, obstacles, people, and risks in darkness, smoke, and low-visibility weather. NightRide currently serves the following B to B and B to G markets: public safety and emergency management; local, state, tribal, and federal government agencies; private security, construction, and utilities; wildlife control and outdoor enthusiasts; and the military, defense, and intelligence communities.

Corporate History

The Company was originally formed on 9/5/18 as Wesa, LLC, a New York limited liability company. On 8/13/21, NightRide Thermal, LLC was organized as a Delaware limited liability. On 8/24/21, Wesa, LLC (NY) was merged into NightRide Thermal, LLC (DE), with the surviving entity being NightRide Thermal, LLC and Wesa, LLC becoming inactive due to being merged out of existence on 8/31/21. Then on 3/30/23, NightRide Thermal, LLC converted to NightRide Thermal, Inc. as a Delaware C corporation.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $408,055.72
Use of proceeds: Product development, inventory, marketing
Date: March 31, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $884,197.80
Use of proceeds: Product development, inventory, marketing, conversion of loan from founder
Date: March 11, 2023
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $75,000.00
Number of Securities Sold: 48,077
Use of proceeds: Inventory/production expansion and marketing

Date: July 11, 2023
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $75,000.00
Number of Securities Sold: 48,077
Use of proceeds: Inventory/production expansion and marketing

Date: July 11, 2023
Offering exemption relied upon: 506(b)

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue
Revenue for fiscal year 2025 was $1,965,598 compared to $2,327,611 in fiscal year 2024.
Sales in our primary domestic sectors declined 15.6% in 2025 as two of our core markets—hunting/outdoors and public safety—contracted due to reduced discretionary spending and government budget constraints. Consumer demand for high-ticket items softened, while public safety agencies faced DOGE budget cuts, suspended grant programs, and periodic government shutdowns. In addition, we experienced the impact of tariff retaliation on certain international sales opportunities.

While the above affected near-term revenue, it did not change the underlying strength of NightRide's technology, dealer network, or market position. In response, we moved quickly to accelerate our expansion into international government and security markets, where demand for advanced thermal imaging solutions is now growing at an unprecedented pace.

The breakdown of sales percentages by markets reflects the above shift. In 2025, sales in the hunting/outdoors, sporting markets represented 31% of total revenue vs. 43% in 2024. Sales in the domestic public safety sector represented 38% of total revenue vs. 39% in 2024. Sales in the international government sector represented 21% of total revenue vs. 8% in 2024. Direct to consumer sales represented 10% of total revenue in both 2025 and 2024.

Cost of Sales
Cost of Sales for fiscal year 2025 was $928,859 compared to $1,153,945 in fiscal year 2024.

Gross Margins
Gross margins for fiscal year 2025 were $1,036,739 (53%) compared to $1,173,666 (51%) in fiscal year 2024. Strategic supply-chain changes increased our gross margins to 63% in the fourth quarter, demonstrating the scalability of our model as we pursue larger program opportunities globally.

Expenses

Expenses for fiscal year 2025 were $1,177,225 compared to $1,177,913 for fiscal year 2024.

More than $100,000 of the net loss in 2025 was attributable to two extraordinary factors vs. operating performance – one-time, multi-year inventory write-offs and tariffs and customs fees.

Historical results and cash flows:

The Company has expanded its sales efforts in the domestic public safety market and now has over $5 million in outstanding bids to public safety agencies and international governmental agencies. Our strategic focus is to develop forward-looking channels capable of producing sustained program-level demand.

Cash was primarily generated through sales and private loans.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $167,598.

Debt

Creditor: Accompany Capital
Outstanding balance: $323,920.13
Interest rate: 8%
Creditor: Gail F. Solomon
Outstanding balance: $10,000.00
Interest rate: 13%
Creditor: Phyllis Groce
Outstanding balance: $50,000.00
Interest rate: 13%
Creditor: Simon Gellis
Outstanding balance: $50,000.00
Interest rate: 10%
Creditor: Simon Gellis
Outstanding balance: $12,207.22
Interest rate: 13%
Creditor: Block M Investments
Outstanding balance: $25,931.22
Interest rate: 15%

Creditor: Scott Minchuk
Outstanding balance: $16,975.20
Interest rate: 10%

Creditor: Oliver Budiardjo
Outstanding balance: $20,000.00
Interest rate: 13%

Creditor: Stanley/Danielle Crump
Outstanding balance: $15,000.00
Interest rate: 13%

Creditor: Pi Lanningham
Outstanding balance: $25,000.00
Interest rate: 13%

Creditor: David Garwin
Outstanding balance: $22,094.25
Interest rate: 10%

Creditor: Shawn Groce
Outstanding balance: $20,000.00
Interest rate: 10%

Creditor: Sania Tharani
Outstanding balance: $50,000.00
Interest rate: 10%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mary Ellen Kramer

Mary Ellen Kramer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder
Dates of Service: September 2015 — Present
Responsibilities: Executive duties, sales and business development. Currently takes a salary of $52,000 per year
Position: Board Member
Dates of Service: March 2023 — Present
Responsibilities: Manage the overall business and affairs of the company

Name: Zevi Kramer

Zevi Kramer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Director of Engineering
Dates of Service: April 2015 — Present
Responsibilities: Responsible for product development and production. Currently takes a salary of $52,000 per year
Position: Board Member
Dates of Service: March 2023 — Present
Responsibilities: Manage the overall business and affairs of the company

Name: Shawn Groce

Shawn Groce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CTO
Dates of Service: September 2015 — Present
Responsibilities: Responsible for product engineering. Currently takes a salary of $52,000 per year
Position: Board Member
Dates of Service: March 2023 — Present
Responsibilities: Manage the overall business and affairs of the company

Name: Neil Roseman

Neil Roseman's current primary role is with Block M Investments, LLC. Neil Roseman currently services approximately N/A hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: May 2023 — Present
Responsibilities: Governance and oversight
Other business experience in the past three years:

Employer: LeadProbe, Inc.
Title: Founding Partner and President
Dates of Service: November 2004 — Present
Responsibilities: Oversees company business and affairs, budgets, and oversight of company departments

Employer: Block M Investments, LLC
Title: Managing Member
Dates of Service: June 2013 — Present
Responsibilities: Managing the overall business and affairs of the company

Employer: LodeStar Inspection Services
Title: Partner
Dates of Service: September 2018 — Present
Responsibilities: Executing strategic management activities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Mary Ellen Kramer
Amount and nature of Beneficial ownership: 5,802,611
Percent of class: 54.9%

RELATED PARTY TRANSACTIONS

Name of Entity: Block M Investments
Names of 20% owners: None
Relationship to Company: Director
Nature / amount of interest in the transaction: Block M Investments in principally owned by Neil Roseman who is a director of the company. Block M has lent the company $50,000.
Material Terms: Block M Investments has lent the company a total of $50,000 at 15% interest for a term of 12 months. The outstanding balance as of December 31, 2025 was $25,931.22

Name of Entity: Shawn Groce
Names of 20% owners: None
Relationship to Company: CTO/Director
Nature / amount of interest in the transaction: Shawn Groce has lent the company $20,000.
Material Terms: Shawn Groce lent the company a total of $20,000 at 10% interest for a term of 12 months. The outstanding balance as of December 31, 2025 was $20,000.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock

Authorized: 25,000,000
Outstanding: 12,200,871
Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
Material Rights:
The total amount outstanding includes 138,721 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 968,965 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 372,368 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. The Company closed on a concurrent offering of securities in July 2023 and further dilutive events such as this may occur in the future.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of common stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electronics development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares of Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could

lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage with some of our products and have only manufactured a prototype for our PRO-SL S14 model. Delays or cost overruns in the development of our PRO-SL S14 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated

technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

NightRide Thermal Inc. was formed on March 31, 2023, and its predecessor entities NightRide Thermal LLC and Wesa LLC were formed in August 2021 and September 2018 respectively. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. NightRide Thermal Inc. and its predecessors have incurred a net loss and have had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company holds 1 patent, 2 patents pending, and several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on NightRide Thermal Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on NightRide Thermal Inc. could harm our reputation and materially negatively impact our financial condition and business.

Pending Court Case

This case was filed in August 2021 in the New York State Supreme Court, to recover the sum of $21,224.16, allegedly due on a contract entered into by the parties in September, 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. We are working with our legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to the Company. The amount sought is nominal relative to the allocated amount of this raise. The Court has ordered, and the parties in the above matter have consented, to refer the case to the Seventh Judicial District's Mediation Program for mediation, which will occur at a time that is mutually convenient for the parties, but no later than ninety (90) days from July 24, 2023, however, the risk of a trial still exists, which may occur in late 2023 or early 2024. We believe the complaint is without merit and we will work to resolve the matter in the best interests of the Company.

Our products may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.

The Company will be offering complex hardware and software products that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those that will be offered by us, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in components and products that we source from third parties. Any such defects could make our products unsafe, create a risk of environmental or property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. There can be no assurance that we will be able to detect and fix all issues and defects in the products we offer. Failure to do so could result in widespread technical and performance issues affecting our products and could lead to claims against us. We maintain general liability and product liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property, equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, quality problems could adversely affect the experience for users of our products, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products, delay in new product introductions, and lost revenue.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could have an adverse effect on our business, financial condition, and operating results.

The Company intends to generally provide a minimum 36-month limited warranty on all of its products. The occurrence of any material defects in our products could result in an increase in returns or make us liable for damages and warranty claims in excess of reserves, which could result in an adverse effect on the Company's business prospects, liquidity, financial condition, and cash flows if returns or warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer confidence and demand, and adversely affect our financial condition and operating results. Also, while our warranty will be limited to repairs and replacements, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and operating results. In addition to warranties supplied by us, we may also offer the option for customers to purchase a third-party extended warranty in some markets, which will create an ongoing performance obligation over the warranty period. Extended warranties are regulated in the United States on a state level and are treated differently by state. Outside the United States, regulations for extended warranties vary from country to country. Changes in the interpretation of the insurance regulations or other laws and regulations concerning extended warranties on a federal, state, local, or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, reputational damage, penalties, and other sanctions, which could have an adverse effect on our business, financial condition, and operating results.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products.

Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. In particular, we believe that the current COVID-19 outbreak and its resulting global macroeconomic impact may adversely affect consumer discretionary spending and may result in lower-than-expected demand for our products in the long term. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, including due to the COVID-19 outbreak, trends in consumer discretionary spending also remain unpredictable and subject to reductions. To date, our business has operated almost exclusively in a relatively strong economic environment and, therefore, we cannot be sure of the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products could have an adverse effect on our business, financial condition, and operating results.

The Company is responsible for the indemnification of its officers and directors.
The Company's Certificate of Incorporation provides for the indemnification of the Company's officers and directors under certain circumstances against costs and expenses incurred by such individuals in connection with any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company does not presently intend to obtain applicable insurance with respect to its indemnification obligations, but if acquired, such indemnification policy could result in substantial expenditures, which the Company may be unable to recoup. No assurance can be given that such insurance can be obtained at rates favorable to the Company, if at all, or that, if insurance is obtained, the insurance coverage will be adequate to satisfy any and all claims for indemnification that are made.

The valuation of the Shares of Common Stock and the Company was not independently made and the Price Per Share has been arbitrarily set by the Company.
No federal or state commission, department, or agency has made any evaluation, finding, recommendation, or endorsement with respect to the Shares. In addition, no third party has reviewed the Company's business plan and other factors relating to the Company and/or its personnel and determined a value for an equity interest in the Company. The price of the Shares has been determined solely by the Company's management. Accordingly, Investors in the Offering should not attribute the Price Per Share as being indicative of the potential value of the Company or their investment in the Company. While the Company believes that the information contained herein, together with the Subscription Agreement and other documents transmitted in connection herewith, contains sufficient information to assist prospective Investors in making an informed investment decision, prospective Investors are encouraged to ask questions of the Company and request additional information concerning the Shares, the Offering and the Company itself. The Company will provide prospective Investors with answers to their questions and any requested additional information, to the extent that the answers and additional information are available or can be obtained without unreasonable effort or expense.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

NightRide Thermal, Inc.
By /s/ *Mary Ellen Kramer*
Title: CEO and Director

By /s/ *Mary Ellen Kramer*
Name: Mary Ellen Kramer
Title: CEO and Director

By /s/ *Mary Ellen Kramer*
Name: Mary Ellen Kramer
Title: CFO/Principal Accounting Officer

Exhibit A
FINANCIAL STATEMENTS

NightRide Thermal Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
Citibank Checking	102,881.87
Citibank Money Market	64,601.92
Petty Cash	114.57
Total Checking/Savings	167,598.36
Accounts Receivable	
Accounts Receivable	207,785.09
Total Accounts Receivable	207,785.09
Other Current Assets	
Inventory Asset	
Bulk Inventory	15,612.24
Consigned Inventory	47,463.52
Inventory Asset - Other	432,393.04
Total Inventory Asset	495,468.80
Prepaid Expense	
Prepaid Assembly	250.56
Prepaid Expense - Other	32,826.48
Total Prepaid Expense	33,077.04
Undeposited Funds	18,860.00
Total Other Current Assets	547,405.84
Total Current Assets	922,789.29
Fixed Assets	
Non Recurring Engineering	
Accumulated Depreciation - NRE	-13,407.89
Non Recurring Engineering - Other	32,376.41
Total Non Recurring Engineering	18,968.52
Total Fixed Assets	18,968.52
Other Assets	
Capitalized R & D	
Accumulated Amortization - R&D	-105,049.61
Capitalized R & D - Other	450,185.07
Total Capitalized R & D	345,135.46
Security Deposits	5,581.56
Total Other Assets	350,717.02
TOTAL ASSETS	**1,292,474.83**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	13,654.40
Total Accounts Payable	13,654.40
Credit Cards	
Capital One Spark Credit - 3896	42,678.67
Total Credit Cards	42,678.67

NightRide Thermal Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
Other Current Liabilities	
Accrued Sales Commissions	2,433.18
Due to Founder - Kramers	4,660.91
Total Other Current Liabilities	7,094.09
Total Current Liabilities	63,427.16
Long Term Liabilities	
Small Business Loan - Accompany	323,920.13
Private Loans	326,616.84
Total Long Term Liabilities	650,536.97
Total Liabilities	713,964.13
Equity	
Common Stock	
Common Stock - Reg D Rule 506	160,000.00
Common Stock - Seed Conversion	1,484,571.25
Common Stock - StartEngine	
Offering Expenses	-40,778.61
Offering Proceeds	338,615.66
Total Common Stock - StartEngine	297,837.05
Total Common Stock	1,942,408.30
Member Equity	-1,656,473.43
Paid in Capital	437,468.84
Retained Earnings	-4,406.89
Net Income	-140,486.12
Total Equity	578,510.70
TOTAL LIABILITIES & EQUITY	**1,292,474.83**

NightRide Thermal Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
Ordinary Income/Expense	
Income	
NightRide Product Sales	
Sales - NightRide	2,043,078.73
Less - Sales Discounts	-113,211.89
Repair Fees	13,674.20
Restocking Fees	1,484.95
Sales Tax Collected	934.29
Shipping and Delivery Income	19,637.54
Total NightRide Product Sales	1,965,597.82
Total Income	1,965,597.82
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cost of Goods Sold - NightRide	
Inventory Adjustment Dec 2025	67,030.44
Credit Card Processing Fees	30,974.77
Customer Shipping	23,709.95
Customs Fees and Tariffs	34,076.41
Damaged In Manufacturing	1,131.06
Freight and Shipping Costs	39,135.43
Obsolete Inventory	2,008.05
RMA	12,276.62
Sales Commissions	64,969.46
Sales Tax Paid	0.00
Cost of Goods Sold - NightRide - Other	653,546.77
Total Cost of Goods Sold - NightRide	928,858.96
Total COGS	928,858.96
Gross Profit	1,036,738.86
Expense	
Consultants - Marketing	81,514.00
Payroll Expenses	
401(K) Expenses	2,577.59
Payroll - NYPFL	230.44
Payroll - NYS Disability	5.60
Payroll Taxes - FICA	25,528.81
Payroll Taxes - FUI	722.55
Payroll Taxes - NYSUI	2,597.39
WCI	661.32
Payroll Expenses - Other	3,373.19
Total Payroll Expenses	35,696.89
Payroll	
Executive Compensation	53,000.00
Salary - R&D	181,757.66
Salary - Production	37,398.33
Salary - Marketing	32,899.59
Salary - Admin	94,431.22
Total Payroll	399,486.80
Bank Service Charges	6,641.85
Consultants - Production	43,869.11
Depreciation Expense	10,016.16
Donations	550.00
Dues and Subscriptions	32,030.82
Insurance Expense	36,532.41

NightRide Thermal Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
Interest Expense	
Interest on Private Loans	28,213.14
Interest Expense - Other	27,550.01
Total Interest Expense	55,763.15
Legal & Professional Fees	34,405.67
Marketing	211,099.71
Employee Meals	32,785.91
Office Expenses	23,889.77
Rent Expense	83,249.28
Taxes & Licenses	5,698.17
Training & Development	4,734.85
Travel Expense	13,350.86
Utilities	2,841.74
Total Expense	1,114,157.15
Net Ordinary Income	-77,418.29
Other Income/Expense	
Other Income	
Cash Back Rewards	2,700.00
Interest Income	157.86
Total Other Income	2,857.86
Other Expense	
R&D NightRide	65,925.69
Total Other Expense	65,925.69
Net Other Income	-63,067.83
Net Income	**-140,486.12**

NightRide Thermal Inc.
Statement of Cash Flows
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-140,486.12
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	55,618.84
Inventory Asset	45,705.08
Inventory Asset:Inventory Adjustment Account	14,018.83
Inventory Asset:Bulk Inventory	-3,131.23
Inventory Asset:Consigned Inventory	-3,368.04
Prepaid Expense	-17,864.29
Prepaid Expense:Prepaid Assembly	439.84
Prepaid Expense:Prepaid - Employee Advance	1,900.00
Accounts Payable	-6,768.33
Capital One Spark Credit - 3896	7,080.66
Due to Founder - Kramers	4,620.88
Net cash provided by Operating Activities	-42,233.88
INVESTING ACTIVITIES	
Non Recurring Engineering	-2,327.41
Non Recurring Engineering:Accumulated Depreciation - N...	10,016.16
Capitalized R & D	-180,746.59
Capitalized R & D:Accumulated Amortization - R&D	66,379.79
Net cash provided by Investing Activities	-106,678.05
FINANCING ACTIVITIES	
Small Business Loan - Accompany	-23,720.60
Private Loans	178,448.93
Small Business Loan - Ascendus	-2,302.45
Small Business Loan - Citibank	-7,687.63
Retained Earnings	-554.55
Net cash provided by Financing Activities	144,183.70
Net cash increase for period	-4,728.23
Cash at beginning of period	191,186.59
Cash at end of period	**186,458.36**

NightRide Thermal Inc.

Statement of Stockholders Equity   December 31, 2024

Beginning Balance at 1/1/2021	$	(741,491)
Debt Converted to Equity		55,800
Distributions		(21,495)
Net Income (Loss)		(146,052)
Ending Balance 12/31/2021	$	(853,238)
Debt Converted to Equity		53,036
Distributions		(43,447)
Miscellaneous Adjustment		96
Net Income (Loss)		(228,202)
Ending Balance 12/31/2022	$	(1,071,755)
Debt Converted to Equity		1,375,735
Purchase of Common Stock		498,616
Offering Expenses		(40,779)
Adjustments to Capitalize R & D		(38,413)
Net Income (Loss)		(5,778)
Ending Balance 12/31/2023	$	717,626
Net Income (Loss)		1,925
Ending Balance 12/31/2024	$	719,551
Miscellaneous Adjustment	$	(554)
Net Income (Loss)	$	(140,486)
Ending Balance 12/31/2025	$	578,511

NOTE 1 – NATURE OF OPERATIONS

NightRide Thermal Inc. was formed on March 30, 2023 ("Inception") in the State of Delaware The financial statements of NightRide Thermal Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, NY.

NightRide Thermal Inc. ("NightRide" or the "Company") manufactures and sells vehicle-mounted thermal cameras for primarily professional and commercial use. NightRide cameras offer high-resolution thermal imaging purpose-built for vehicle mounting. The NightRide technology enables reliable vision and identification of objects, obstacles, people, and risks in darkness, smoke, and low-visibility weather. NightRide currently serves the following B to B and B to G markets: public safety and emergency management; local, state, tribal, and federal government agencies; private security, construction, and utilities; wildlife control and outdoor enthusiasts; and the military, defense, and intelligence communities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company earns revenue from the sale of its thermal cameras through its network of dealers throughout the US and in select foreign countries. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. The Company establishes a liability for expected returns; recording an asset and a corresponding adjustment to cost of sales for its right to recover products from customers on settling the refund liability.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

During the year ending 2025, the Company entered into several debt financing agreements with private individuals totaling $340,876.67. Some of the promissory notes bear interest at 10% and the term is 12 months. Some of the promissory notes bear interest at 13% and the term is 36 months. The total balance of principal and interest due as of December 31, 2025 was $326,616,84.

During the year ending 2024, the Company received an SBA loan through Accompany Capital in the amount of $350,000. The loan has a term of 10 years and bears interest at 8 % per year. The Company makes amortized payments each month to repay the loan. The balance on the loan as of December 31, 2025 was $323,920.13.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.01. As of December, 31, 2025, the company has currently issued 10,720,817 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NONE

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Mary Ellen Kramer, the President/CEO of NightRide Thermal Inc., hereby certify that the financial statements of NightRide Thermal Inc. and notes thereto for the periods ending December 31, 2024 (first Fiscal Year End of Review) and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

NightRide Thermal Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 19, 2026.

Mary Ellen Kramer

President/CEO

March 19, 2026